Notice of Exempt Solicitation

NAME OF REGISTRANT: The Walt Disney Company

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2022 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

January 31, 2022

Dear Walt Disney Company Shareholders,

We are writing to urge you to VOTE “FOR” the Pay Equity Report Proposal on the proxy card, which asks the Company to report on pay gaps across race and gender. The Proposal makes the following request:

Resolved: Shareholders request Disney report on both median and adjusted pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Disney does not report any quantitative metrics on racial and gender pay gaps, which is increasingly becoming a standard disclosure for large US companies.
•	Over 20 percent of the 100 largest US companies report quantitative pay gap metrics. While Disney states that it “regularly reviews its compensation practices to assess compensation decisions,” only quantitative metrics provide the accountability and transparency investors seek.

2.	Best practice pay equity reporting consists of two parts, both of which are requested in the Proposal:
a.	Unadjusted median pay gaps: Pay gaps are literally defined as the median pay of minorities compared to non-minorities and the median pay of women compared to men. Median gaps assess how jobs are distributed by race and gender, and which groups hold high-paying versus low-paying jobs. Median pay is an imperative part of pay equity disclosure, as it is considered the valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization.

i.	Black workers in the U.S. earn 64 cents on the dollar versus white workers.
ii.	Women in the U.S. earn 83 cents on the dollar versus men on this basis.
iii.	United Kingdom and Ireland-based companies are mandated to report median pay.
b.	Adjusted gaps: The difference between what minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
i.	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]
ii.	United States companies prefer to report on this basis as the gaps are smaller and easier to remedy.
iii.	Statistically-adjusted pay gap data alone is not a replacement or stand in for median pay gap disclosures, but a piece of a complete disclosure.

3.	Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

a.	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
b.	Citigroup was the first US company to publish its global gender and US minority median pay gaps in January 2019. It has since shrunk those gaps 3 and 1 points respectively. Large company peers like Adobe, Mastercard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for not just U.K., but U.S. and global operations.
c.	There are many ways to shrink racial/gender pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the median pay gap itself.

4.	Disney has faced multiple allegations of pay discrimination from employees in the last year, making it critical the Company commit to transparent disclosures and benchmark progress.
a.	The Company has faced more than 25,000 allegations of “rampant gender pay discrimination” and pay secrecy from current and former employees in the last few years, culminating in a class-action lawsuit.
b.	Publicly disclosing statistically-adjusted and median pay gaps will create greater transparency and trust with employees and investors.

_____________________________

1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

Board Opposition Statement

1.	The Board’s commitment to “regularly review our compensation practices to assess compensation decisions” does not replace the need to disclose pay gaps.

Comprehensive disclosure establishes trust with employees and investors and holds the Company accountable to its goals. While the Company recognizes the need to report workforce representation diversity to “provide greater transparency,” it has no reporting measures to promote transparency regarding wage gaps. Without annual reporting, stakeholders are left to simply trust whatever internal measures the Company decides to take. Employees are already questioning the Company’s commitment to resolving pay gaps and making transparent pay gap disclosures.

2.	Current efforts around workforce equity and DEI are not a substitute for median and statistically-adjusted pay gap reporting.

The Board contends the disclosures are unnecessary, arguing its Board oversight of workforce equity matters, representation data, and DEI initiatives are adequate substitutes. Internal efforts by the Company’s Compensation Committee and Human Resources group provide zero transparency on the actual pay gaps to employees or investors. More and more companies are publicly disclosing pay gap audits to create trust and transparency with stakeholders. Only concrete, quantitative pay gap metrics will facilitate this trust and transparency.

Additionally, publishing representation data and DEI initiatives are not a substitute for median and adjusted pay gap reporting. These pay gaps show us, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive. Median pay gap data provides a comprehensive view into whether minorities/women are holding as many high-paying jobs as non-minorities/men. Adjusted and median pay gaps provide digestible data points for investors to compare pay equity progress year-over-year.

3.	The Proposal provides flexibility for how to assess median pay gaps by geographic location.

The Board argues that the median pay gap “does not account for factors such as cost of living, job function and level, labor force participation rates, country currency and geography that impact differences in compensation.” The Proposal clearly requests median and adjusted “gender pay gap, globally and/or by country, where appropriate” and “racial/minority/ethnicity pay gap, US and/or by country, where appropriate.” The Proposal leaves this discretion to the Board.

4.	Median pay disclosure will complement Disney’s Diversity, Equity, and Inclusion (DEI) initiatives.

Disney describes its DEI initiatives and goals to justify its omission of pay gap data. While these initiatives are important, pay gap statistics will complement the Company’s efforts and allow Disney to benchmark its progress toward its DEI goals. Disney’s refusal to publish adjusted or unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improved diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item “Pay Equity Report” following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.